Exhibit 99.1

April 23, 2019

Dear Shareholder,

You are cordially invited to attend the 2019 Annual Meeting of Shareholders (the “Annual Meeting” or the “Meeting”) of Itamar Medical Ltd. (“we”, “Itamar Medical” or the “Company”), to be held at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel, on Wednesday, May 29, 2019, at 1:00 p.m. (Israel time).

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

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Itamar Medical Ltd.

______________________________________________________

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON MAY 29, 2019

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Annual Meeting” or the “Meeting”) of Itamar Medical Ltd. (“we,” “Itamar Medical” or the “Company”) will be held on Wednesday, May 29, 2019, at 1:00 p.m. (Israel time), at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel, for the following purposes:

1.	To reelect Messrs. Giora Yaron, Martin Gerstel, Ilan Biran, Jonathan Kolber, Sami Totah and Christopher M. Cleary as directors of the Company;

2.	To reelect Ms. Yaffa Krindel Sieradzki and Ms. Zipora (Tzipi) Ozer-Armon as external directors of the Company;

3.	To approve an amended Compensation Policy for Executive Officers and Directors;

4.	To approve grants of stock options to our non-employee directors;

5.	To approve a special bonus to Mr. Gilad Glick, our President and Chief Executive Officer;

6.

To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our Board of Directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

7.	To review and discuss our consolidated financial statements for the year ended December 31, 2018.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Approval of Items 1 - 6 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon; provided that with respect to Items 2, 3, 4 and 5, either (i) the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (in Item 2, except for personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 1999, as amended (the “Israeli Companies Law” or the “Companies Law”) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolutions do not exceed two percent (2%) of the aggregate voting rights in the Company. Item 7 will not involve a vote of the shareholders. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

Shareholders of record at the close of business on April 30, 2019 are entitled to notice of and to vote at the Meeting. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

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If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd., you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary, together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by your broker, at least 48 hours prior to the time of the Meeting. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 37 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar Medical no later than ten days prior to the date of the Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

We will furnish copies of the proxy statement and other documents with the U.S. Securities and Exchange Commission (the "SEC") and the ISA on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.itamar-medical.com or by directing the request to our corporate secretary. If applicable, valid position statements and/or revised agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: April 23, 2019

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Itamar Medical Ltd.

9 Halamish Street, Caesarea 3088900, Israel

________________________

PROXY STATEMENT
________________________

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of Itamar Medical Ltd. (“we,” “Itamar Medical” or the “Company”) at the close of business on April 30, 2019, in connection with the solicitation by our Board of Directors of proxies for use at the 2019 Annual General Meeting of the Shareholders (the “Annual Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The Meeting will be held on Wednesday, May 29, 2019, at 1:00 p.m. (Israel time), at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel.

INTRODUCTION

We are Itamar Medical Ltd., an Israeli company. We are a medical technology company that designs, develops, manufactures and sells sleep apnea diagnostic ambulatory products and related services.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“Itamar Medical”, the “Company”, “our Company”, “we”, “us”, or “our” are to Itamar Medical Ltd. and its subsidiaries;

•	“ADSs” means our American Depositary Shares, each representing 30 ordinary shares;

•	“Annual Report” means our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 10, 2019. Our Annual Report is available on the SEC's website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, or our website at www.itamar-medical.com;

•	“Companies Law” means the Israeli Companies Law, 1999;

•	“dollars”, “U.S. dollars” or “$” mean United States dollars;

•	“Israeli CPI” means the Israeli consumer price index published by the Israeli Central Bureau of Statistics;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, par value NIS 0.01 per share;

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•	“SEC” means the United States Securities and Exchange Commission; and

•	“TASE” means the Tel Aviv Stock Exchange Ltd.

On April 15, 2019, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.561 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE MEETING

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To reelect Messrs. Giora Yaron, Martin Gerstel, Ilan Biran, Jonathan Kolber, Sami Totah and Christopher M. Cleary as directors of the Company;

2.	To reelect Ms. Yaffa Krindel Sieradzki and Ms. Zipora (Tzipi) Ozer-Armon as external directors of the Company;

3.	To approve an amended Compensation Policy for Executive Officers and Directors;

4.	To approve grants of stock options to our non-employee directors;

5.	To approve a special bonus to Mr. Gilad Glick, our President and Chief Executive Officer; and

6.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our Board of Directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our consolidated financial statements for the year ended December 31, 2018 will be reviewed and considered at the Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

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Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar Medical no later than ten days prior to the date of the Meeting; and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

If applicable, valid position statements and/or revise agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on April 30, 2019, will be entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. As of April 15, 2019, we had 333,902,401 issued and outstanding ordinary shares.

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The quorum required at the Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 33 and 1/3% of the total voting rights in the Company.  If the Meeting is adjourned for lack of a quorum, it will be adjourned to the same day in the following week at the same time and place (i.e., it will be adjourned to Wednesday, June 5, 2019, at 1:00 p.m. (Israel time) unless another time or place is determined by our Board of Directors in a notice to our shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of the outstanding share capital of the Company, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS & MANAGEMENT

For information regarding the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our ordinary shares, see Item 7A of our Annual Report and the Schedule 13G filed by Meitav Dash Investments Ltd. with the SEC on April 3, 2019.

For information regarding the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group, see Item 6E of our Annual Report.

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CAUTIONARY NOTE REGARDING

 FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Proxy Statement, the statements contained herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect our current view with respect to future events and financial results.

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, development and release of new products, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. The forward-looking statements contained in this Proxy Statement are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” of our Annual Report and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

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ITEM 1

ELECTION OF DIRECTORS

Background

Our directors, other than the external directors (see below), are elected at each annual meeting of shareholders. We are presenting six nominees for re-election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be eight directors (including two external directors). Consistent with Nasdaq Marketplace Rules, or the Nasdaq rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable Nasdaq rules. Our Board of Directors have determined that each of the nominees is independent within the meaning of applicable Nasdaq rules. Our Board of Directors has also determined, following confirmation of our Audit Committee, to classify Mr. Ilan Biran as an “independent director” within the meaning of the Companies Law.

The nominees, their present principal occupation or employment, the year in which each first became a director of Itamar Medical and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominees.

If reelected, the nominees shall be eligible for the same compensation payable to them immediately prior to the Meeting (with compensation payable in connection with the tenure of Mr. Sami Totah and Mr. Jonathan Kolber being payable to Viola Growth Management Fund 2 Ltd. (“Viola 2”). For additional details about compensation paid or payable to these nominees (including indemnity and insurance) if elected, see below under the caption “Executive Compensation” as well as Item 4 of this Proxy Statement.

Name	Age	Director Since	Position with the Company
Giora Yaron, PhD	70	1997	Chairman of the Board of Directors

Martin Gerstel (1)	77	1997	Director

Ilan Biran (2)	72	2013	Director

Jonathan Kolber	58	2015	Director

Sami Totah	61	2015	Director

Christopher M. Cleary	58	2017	Director

(1)	Member of our Compensation Committee of the Board of Directors.
(2)	Member of our Audit Committee of the Board of Directors.

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Giora Yaron, PhD, is a co-founder of our Company and has served as Chairman of our Board of Directors since 2016. Between 1997 and 2016, Dr. Yaron served as Co-Chairman of our Board of Directors. Dr. Yaron also serves as a member of the Board of Directors of Amdocs Limited (NASDAQ:DOX), as Chairman of the Board of Directors of Excelero (ExpressIO), a provider of ultra-fast block storage solutions and as the Chairman of the Board of Directors of Equalum, a provider of a real-time Data Beaming for Big Data Analytics. Dr. Yaron co-founded several privately-held technology companies, sold to multinational corporations, including, P-cube, Pentacom, Qumranet, Exanet, Comsys and Hyperwise Security. From 2010 until December 2018, Dr. Yaron served as Chairman of the Executive Council of the Tel Aviv University. He also served as Chairman of Ramot, the Tel Aviv University technology transfer company from 2010 until 2015. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology provider and serves on its Board of Directors. Between 1996 and 2006, Dr. Yaron served as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software provider, acquired by Hewlett-Packard, including as its Chairman of the Board of Directors between 2004 and 2006. Between 1992 and 1995, Dr. Yaron served as President of Indigo NV. Prior to joining Indigo, Dr. Yaron served as Corporate Vice President of National Semiconductor. Dr. Yaron has previously served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, and on the advisory board of the Israeli Ministry of Defense. Dr. Yaron holds a PhD in device physics, and a Bachelor’s degree in physics and mathematics from the Hebrew University of Jerusalem.

Martin S. Gerstel has served as a director on our Board of Directors since 1997. Between 1997 and, 2016, Mr. Gerstel also served as the Co-Chairman of our Board of Directors. Mr. Gerstel also serves as the Chairman of the Board of Directors of Evogene Ltd. (NASDAQ and TASE: EVGN), a developer of novel products for life science markets since 2004. In addition, between 1997 and 2017, Mr. Gerstel served as the Chairman of the Board of Directors of Compugen Ltd., (NASDAQ and TASE: CGEN), a predictive drug discovery and development company. Between 2009 and 2010, Mr. Gerstel also served as Compugen’s Chief Executive Officer (and Co-Chief Executive Officer). Between 2004 and 2006, Mr. Gerstel served as chairman of Keddem Bioscience Ltd., a drug discovery company. In addition, Mr. Gerstel currently serves as a director of YEDA Research and Development Company Ltd., the technology transfer company for the Weizmann Institute of Science. Mr. Gerstel also served as a director of Yissum Ltd., the technology transfer company of the Hebrew University of Jerusalem, between 2003 and 2015. Mr. Gerstel is also a member of the Board of Governors and the executive committee of the Weizmann Institute of Science and the Board of Governors of the Hebrew University of Jerusalem. Prior to relocating to Israel in 1994, Mr. Gerstel was the Co-Chairman and CEO of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery (sold to Johnson & Johnson). Mr. Gerstel holds an M.B.A. degree from Stanford Graduate School of Business and a B.Sc. from Yale University.

Ilan Biran has served as a director on our Board of Directors since 2013. Mr. Biran has previously served as Bezeq’s Chief Executive Officer. Mr. Biran serves as a director of Kinneret College on the Sea of Galilee (R.A). Mr.  Biran has previously served as the Chairman of the Board of Directors of Rafael - Advanced Defense Systems Ltd. between 2007 and 2013 and as a member of the Board of Directors of Israel Discount Bank Ltd. between 2008 and 2017. Mr.  Biran served in the Israel Defense Forces for 32 years, most notably as the former General Director of the Ministry of Defense, and in various staff and command positions, including commanding general, central command, head of the technology and logistics branch, and head of the operations division at the general staff. Mr. Biran has received an honorary degree from the Technion Israel Institute of Technology in 2013. Mr. Biran holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University and the U.S. Marine Corps Command and Staff College. Mr. Biran also holds a B.A. in Economics and Business Administration from the Bar Ilan University.

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Jonathan Kolber has served as a director on our Board of Directors since 2015. Mr. Kolber is a Partner and Senior Advisor at Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. In addition, he is an investor in numerous Israeli technology companies, including FIVERR, Eyeclick, ViTrainer, REAL and MoonActive. Mr. Kolber also serves as Chairman of the Board of Directors of ION Asset Management Ltd., an Israeli hedge fund and Chairman of the Board of Directors of Panaxia Pharmaceutical Industries Ltd. Mr. Kolber founded and managed Claridge Israel, together with the Canadian Bronfman family, from 1986 to 1997. Between 1998 and 2006, Mr. Kolber served as the Chief Executive Officer of Koor Industries, one of Israel’s then largest conglomerates, with investments in the agrochemical, telecommunications and defense industries, which was sold in 2006 to the IDB Group. Between 1997 and 2007, he also served on the Board of Directors of ECI Telecom Ltd., and as Chairman thereof between 1999 and 2002. Mr. Kolber currently serves as a member of the board of directors of several companies, including Aeronautics Systems Ltd. (TASE: ARKS) and Optimax Ltd. and during his career has served as chairman of the board of directors, chief executive officer or director in over 60 public and private companies in Israel and North America. He holds a Bachelor’s degree in Near Eastern Language and Literature from Harvard University and a Certificate of Advanced Arabic Language from the American University of Cairo.

Sami Totah has served as a director on our Board of Directors since 2015. Mr. Totah is a partner of Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. Mr. Totah has served as chairman of the board of directors of several Israeli start-up companies since 2003, including Pilat Media, Sheer Networks, Red Bend, and Flash Networks. Between 1984 and 2002, Mr. Totah served in various positions at Amdocs, including the position of Chief Operating Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive M.B.A. program of the Hebrew University of Jerusalem Business School.

Christopher M. Cleary has served as a director on our Board of Directors since 2017. Since 2014, Mr. Cleary has served as the Vice President of Corporate Development for Medtronic plc. Prior to 2014, Mr. Cleary was the CEO for Alesia Capital Services LLC, providing advisory and financial analysis services to Fortune 500 companies, including Medtronic. Prior to that Mr. Cleary served in a multitude of managerial roles at GE Capital. Mr. Cleary holds a B.A. from Colorado College.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except to the extent described herein, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Giora Yaron be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Martin S. Gerstel be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Ilan Biran be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Jonathan Kolber be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Sami Totah be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Christopher M. Cleary be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

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Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy (or, with regards only to Shares held in TASE, by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed nominees.

External Directors Continuing in Office

See Item 2 below.

Executive Compensation

You should read the below summary together with Items 3, 4 and 5 of this Proxy Statement.

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist Itamar Medical to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In March 2016 and October 2018, our shareholders approved amendments to the compensation policy for our executive officers and directors, or the Compensation Policy. The Compensation Policy was designed to correlate executive compensation with Itamar Medical’s objectives and goals and otherwise embrace a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

For additional information about the aggregate compensation payable to our directors and executive officers, see Item 6B of our Annual Report under “Aggregate Executive Compensation”, which is incorporated herein by reference.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2018. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation to each Covered Executive. All amounts reported in the table are in terms of cost to the Company for the year ended December 31, 2018*.

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Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All Other Compensation (5)	Total
	(dollars in thousands)
Gilad Glick, President and Chief Executive Officer (6) (7)	333	145	441	20	939
Shy Basson, Chief Financial Officer	187	74	78	64	403
Jacob Sheffy, PhD, Senior Vice President of Research and Chief Technology Officer	183	-	39	61	283
Itay Kariv, Vice President of Research and Development	155	-	41	60	256
Efrat Litman, Vice President of Advanced Research and Development	144	-	35	51	230

*	Since all or part of the compensation may be denominated in currencies other than the dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations. In particular, for purposes of this table, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at an exchange rate of NIS 3.597 per $1.00, which reflects the average applicable conversion rate for 2018. The cost calculated for purposes of this table is calculated in accordance with IFRS recognized in our financial statements for such year.

(1)	Unless otherwise indicated herein, all Covered Executives are engaged on a full-time (100%) basis.

(2)	Reflects the annual gross salary of the Covered Executives, other than Mr. Glick, who is engaged through a consultancy agreement, where such figure reflects the annual fixed compensation, including social benefits.

(3)	Amounts reported in this column represent annual bonuses granted to the Covered Executives. Consistent with our Compensation Policy, such bonuses are based upon (i) for the CEO – see footnote 6 below; and (ii) for the other executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, which, in general, may not exceed six monthly salaries. The calculation of the CEO’s $145,000 bonus for 2018 is comprised of: (i) a $73,000 performance bonus based on the achievement of certain milestones under the CEO’s bonus plan, as more fully described below; and (ii) a special bonus of $72,700, which was approved by our Compensation Committee and Board of Directors, but is subject to shareholder approval at the Meeting (see Item 5 of this Proxy Statement). The calculation of the CFO’s $74,000 bonus for 2018 is comprised of: (i) a $36,000 performance bonus based on the achievement of certain milestones under the CFO’s bonus plan; and (ii) a special bonus of $38,000, which was approved by our Compensation Committee and Board of Directors and is not subject to shareholder approval.

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(4)	Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our audited consolidated financial statements. All of the awards were in the form of stock options or RSUs, and were made pursuant to one of our equity incentive plans. Vesting of the options and RSUs will accelerate upon certain change of control events.

(5)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Itamar Medical’s guidelines.

(6)	Consistent with our Compensation Policy, and as approved by our shareholders in May 2018, Mr. Glick is entitled to an annual bonus, subject to Mr. Glick achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestone for the annual bonus for the years 2018 through 2022 is based upon our annual revenue in such years, which is tied to our annual budget for the applicable year. The annual bonus payable to Mr. Glick for each year may not exceed an amount equal to 7.7 monthly salaries of Mr. Glick in such year, which is currently equal to a maximum annual bonus of approximately $187,500.

(7)	As approved by our shareholders, Mr. Glick received in March 2016 (as amended in May 2018) a grant of (i) options to purchase up to 2,043,111 ordinary shares, at an exercise price of NIS 1.55 (equivalent to $0.44), of which 510,778 options vest one year after the grant date, with the balance vesting in 12 equal quarterly installments; and (ii) 10,080,824 ordinary shares issuable upon the vesting of outstanding performance-based options and RSUs (consisting of 8,388,512 options with an exercise price of NIS1.40 (equivalent to $0.39) and 1,692,512 RSUs with an exercise price of NIS 0.30 (equivalent to $0.08), which will vest on December 20, 2020, if the price of our ordinary shares is, at such time, at least NIS 4.24 per share (equivalent to $1.19), or 50% of such options and RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 1.70 (equivalent to $0.48). In case that, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the RSUs will vest. These options and RSUs expire in 2026. Vesting of the options and RSUs will accelerate upon certain change of control events.

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business. However, the enforceability of the noncompetition provisions may be limited under applicable law. Members of our senior management may also be eligible for bonuses in accordance with our Compensation Policy and as set forth by our Compensation Committee and Board of Directors.

On May 23, 2018, we held our annual meeting of shareholders for 2018, at which our shareholders approved, among other matters, the following changes to the compensation payable to Mr. Glick, our President and Chief Executive Officer:

•	monthly payment - effective April 1, 2018, the monthly payment shall be denominated in NIS (rather than in dollars) and such payment shall increase by 10% (at the time of the shareholder approval), from a monthly payment of $26,176 plus VAT to NIS 102,450 (equivalent to approximately $28,800) plus VAT; This amount includes the equivalent of base salary and the total cost of social benefits payable to Mr. Glick;

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•	modification of the performance criteria related to the vesting of stock options and RSUs previously granted to our President and Chief Executive Officer – Mr. Glick received in March 2016 a grant of (i) options to purchase up to 2,043,111 ordinary shares, at an exercise price of NIS 1.55 (equivalent to approximately $0.44), of which 510,778 options vest one year after the grant date, with the balance vesting in 12 equal quarterly installments; and (ii) 10,080,824 ordinary shares issuable upon the exercise of 8,388,512 outstanding performance-based stock options and the vesting of 1,692,312 outstanding performance-based RSUs, which will vest on January 21, 2020 if the price of our ordinary shares is, at such time, at least NIS 4.24 per share (equivalent to $1.19), or 50% of such options and RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.13 per share (equivalent to $0.60). At the annual meeting, our shareholders approved that (i) the above minimum trading price will be reduced from NIS 2.13 (equivalent to $0.60) to NIS 1.70 (equivalent to $0.48) and (ii) a change of the January 21, 2020 vesting date to December 20, 2020; and

•	an annual cash bonus for the years 2018 through 2022 – At the annual meeting, our shareholders approved that Mr. Glick will be entitled to an annual cash bonus in each of the years 2018 to 2022 (inclusive), or the bonus years, as follows:

o	a maximum bonus of up to 7.7 monthly base salaries (excluding the social benefits component) per year (which, based on his current monthly base salary, equates to $187,500).

o	The bonus is payable subject to meeting sales revenue goals that reflect growth in our revenues at a rate to be determined by the Compensation Committee and the Board of Directors by the end of the first quarter of each bonus year as part of the annual budget approval. The sales revenue goal for each bonus year is divided into three levels of sales revenues: the minimum goal, the target goal and the maximum entitlement goal.

o	In the event that the actual sales revenues in any bonus year are within the range between two goals (the minimum goal and the target goal or between the target goal and the maximum entitlement goal), the amount of the bonus shall be calculated linearly based on the increase in sales revenue in that bonus year.

o	Payment of the bonus is also contingent on meeting a minimum operating income or a maximum operating loss goal. Such operating income or operating loss is on an adjusted, non-IFRS basis, which neutralizes certain non-cash and non-recurring components.

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o	For the purpose of examining compliance with the said goals at the end of each relevant year, the effects of the following events (relative to that bonus year’s budget) will be neutralized: (1) an increase our expenses for clinical trials (both in view of the entry into a new clinical trial and in light of the expansion of existing clinical trial); (2) increase or decrease in our costs in respect of payments to sales personnel (including costs of recruiting new sales personnel); (3) expenses associated with changing the reimbursement policy of medical insurers during the budget year and/or changes in the standard requirements applicable to our products; (4) expenses related to the process of listing on Nasdaq; (5) expenses incurred by our Company in respect of listing of securities for trading or sale in the United States solely for sales by our shareholders that exercise their registration rights or expenses in respect of unsuccessful capital raising; and (6) expenses related to the annual bonus to our chief executive officer or to any other officer in that year.

o	The annual bonus is payable once a year, following the approval of our annual financial statements for the preceding year.

Compensation of Non-Employee Directors

All of our directors are entitled to reimbursement of expenses. In addition, other than Mr. Cleary (who is entitled only to reimbursement of expenses), our non-employee directors, including external directors, receive the following compensation:

•	Dr. Yaron, the chairman of our Board of Directors, is entitled, pursuant to the consultancy agreement we entered into with a company wholly owned by Dr. Yaron in March 2001 (as amended), to a monthly payment of $6,250, plus VAT. Under the agreement, Dr. Yaron is required to provide us with consulting services, including service as a chairman of our Board of Directors, on a part-time basis of 20% of the work week.

•	Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon are each entitled to an annual fee of NIS 49,305 (equivalent to approximately $13,800) and attendance fees of NIS 3,300 (equivalent to approximately $900) per meeting attended, linked to the Israeli CPI.

•	Messrs. Gerstel, Kolber and Totah are each entitled (in the case of Messrs. Kolber and Totah, by payment to an affiliate of Viola) to an annual fee of NIS 37,040 (equivalent to approximately $10,400) and attendance fees of NIS 2,475 (equivalent to approximately $700) per meeting attended, linked to the Israeli CPI.

According to the Compensation Policy, directors and officers may be granted equity-based compensation subject to certain criteria and limitations set forth therein, including the following:

•	grants may be made not more than twice a year for officers and not more than once a year for directors;

•	equity-based awards shall vest as determined by us at the time of grant. However, other than in the event of acceleration, no portion of any grant may vest prior to the end of the one-year anniversary of the date of grant or from the commencement date of the directors’ or officers engagement with us;

•	the equity-based award shall have a fair value that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of (i) the value of 18 months’ salary with respect to the chief executive officer, (ii) six months’ salary with respect to each other officer, and (iii) NIS 300,000 (equivalent to approximately $84,200) for each director; and

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•	the exercise price of options whose vesting is subject to the passage of time (and not subject to meeting milestones) will be no less than the average fair market value of the ordinary shares for the thirty trading days prior to the date such grant was approved by our Board of Directors multiplied by 105%.

Consistent with the Compensation Policy and as further approved by our shareholders in 2016, we made the following grants of equity-based awards to our non-employee directors from January 1, 2017 to December 31, 2018:

•	550,000 options (in the aggregate, or 110,00 options to each director) to five directors (namely, to Dr. Yaron, Mr. Gerstel, Mr. Biran and to Viola 2, in respect of the services of Messrs. Kolber and Totah) in May 2017 at an exercise price of NIS 1.39 (equivalent to $0.39) per share. These options will vest over a period of four years following the grant date and will expire five years from the grant date (i.e., in May 2022); and

•	550,000 options (in the aggregate, or 110,00 options to each director) to five directors (namely, to Dr. Yaron, Mr. Gerstel, Mr. Biran and to Viola 2 in respect of the services of Messrs. Kolber and Totah) in May 2018 at an exercise price of NIS 1.14 (equivalent to $0.32) per share. These options will vest over a period of four years following the grant date and will expire five years from the grant date (i.e., in May 2023).

The aforesaid stock options granted to Dr. Giora Yaron, Mr. Gerstel and Mr. Biran are part of a grant that was divided into three equal tranches. The allotment and the vesting period for the first tranche began on the date of grant (330,000 options allotted in May, 2016); and the allotment and the vesting period for the second tranche began on first anniversary of the date of grant (330,000 options allotted in May, 2017). In addition, the allotment and the vesting period for the third tranche began on the third anniversary of the date of grant (330,000 options allotted in May 2018. Each tranche vests in four equal portions annually over four years. The exercise price for each tranche is set on the date of allotment and is based on the average market price of our ordinary shares on the TASE for a period of 30 consecutive trading days prior to each allotment date, plus 10%.

The aforesaid stock options granted to Viola 2 (in respect of the services of the non-employee directors Messrs. Kolber and Totah) are part of a grant that was divided into two equal tranches. The allotment and the vesting period for the first tranche began on the date of grant (220,000 options allotted on May, 2017); and the allotment and the vesting period for the second tranche began on first anniversary of the date of grant (220,000 options allotted in May, 2018). The allotment to Viola directors was approved for two years. Each tranche vests in four equal portions annually over four years. The exercise price for each tranche is set on the date of allotment and is based on the average market price of our ordinary shares on the TASE for a period of 30 consecutive trading days prior to each allotment date, plus 10%.

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Consistent with the Compensation Policy and as further approved by our shareholders in 2016, we made the following grants of equity-based awards to our external directors in 2016:

•	330,000 options to each of Ms. Krindel Sieradzki and Ms. Ozer-Armon in May 2016, vesting in three equal installments, each of which vests over a period of four years, at exercise prices which are based on the average market price of our ordinary shares on the TASE for a period of 30 consecutive trading days prior to the vesting date of the first portion of each installment, plus 10%. Accordingly, the exercise price of the first installment of 110,000 options to each of these directors was NIS 1.48 (equivalent to $0.42) per share, the exercise price of the second installment of 110,000 options to each of these directors was NIS 1.29, (equivalent to $0.36) and the exercise price of the third installment was NIS 1.14 (equivalent to $0.32).

•	These options vest over a period of four years following the first vesting date of each installment and each installment of options will expire five years from such date (i.e., the expiration of the last installment of options shall be in June 2023). Vesting is subject to such director’s continued service as a director at the applicable vesting date.

For additional details regarding the stock options granted to non-employee directors, see Note 15a to our audited consolidated financial statements included in our Annual Report.

Other than the foregoing fees, reimbursement for expenses and the award of stock options, we do not compensate our directors for serving on our Board of Directors.

Indemnification and Insurance

We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, NIS 15.0 million (equivalent to approximately $4.2 million) (linked to the Israeli CPI) for all office holders.

We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $270,000.

ITEM 2

ELECTION OF EXTERNAL DIRECTORS

Background

The Companies Law requires Israeli companies with shares that have been offered to the public, such as Itamar Medical, to appoint at least two external directors. Effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder, may (but are not required to) elect to opt out of the requirement to maintain external directors or retain external directors but opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees. Nonetheless, we have not opted out and currently follow the foregoing requirements of the Companies Law.

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To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, (i) in a company that has a controlling shareholder according to the Companies Law, any “affiliation” with the company, the company’s controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Itamar Medical, any “affiliation” with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term affiliation includes: an employment relationship; a business or professional relationship; control; and service as an “office holder,” excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

In addition, pursuant to the Companies Law, (i) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law; and (ii) at least one of the external directors must have “accounting and financial expertise”. Our external directors are Ms. Krindel Sieradzki and Ms. Ozer-Armon. We have determined that both Ms. Krindel Sieradzki and Ms. Ozer-Armon have the requisite “accounting and financial expertise”

For additional information about the legal requirements that apply to external directors, see Item 6C of our Annual Report.

Ms. Krindel Sieradzki and Ms. Ozer-Armon were elected as external directors of the Company in May 2016 for a three-year term that expires on June 17, 2019. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the Meeting to reelect Ms. Krindel Sieradzki and Ms. Ozer-Armon as external directors for an additional term of three years.

The Company has received a declaration from the candidates, confirming their qualifications under the Companies Law to be elected as external directors of the Company. In addition, our Board of Directors has determined that the candidates satisfy the requisite “accounting and financial expertise” described above.

The nominees, their present principal occupation or employment, the year in which each first became a director of Itamar Medical and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominees.

If reelected, the nominees shall be eligible for the same compensation payable to them immediately prior to the Meeting. For additional details about compensation paid or payable to these nominees (including indemnity and insurance) if elected, see above under the caption “Executive Compensation” as well as Item 4 of this Proxy Statement.

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Yaffa Krindel Sieradzki, 64, has served as an external director on our Board of Directors since 2016. Ms. Krindel also serves as a director of Sol-Gel Technologies Ltd. (NASDAQ:SLGL), a pharmaceutical company, BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two medical device start-up companies and has served on the boards of directors of numerous companies publicly traded on Nasdaq. Between 1997 and 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Between 1993 and 1997, Ms. Krindel served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company, which was traded on Nasdaq and the TASE. Between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company, publicly traded on Nasdaq which is now part of Avaya Inc. Ms. Krindel also served on the board of directors of Fundtech Ltd., which was traded on Nasdaq until its acquisition by GTCR, Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. and Syneron Medical until its acquisition by Apax. Ms. Krindel holds an M.B.A. degree from the Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University of Jerusalem.

Zipora (Tzipi) Ozer-Armon, 54, has served as an external director on our Board of Directors since 2016. She currently serves as the Chief Executive Officer of Lumenis, a position she has held since joining Lumenis in May 2012. Prior to joining Lumenis, Ms. Ozer-Armon held various management positions at Teva Pharmaceutical Industries Ltd. since October 2009, most recently serving as head of Teva’s Japanese market activities. Previously, Ms. Ozer-Armon held various management positions at SanDisk Corporation, following its acquisition of M-Systems Ltd., between 2006 and 2008, including Senior Vice President, Retail Sales and Marketing. Prior thereto, between 2004 and 2006, Ms. Ozer-Armon served as Corporate Vice President, General Manager of the DiskOnKey division at M-Systems Ltd. and between 1999 and 2004 as Vice President of Corporate Development at Comverse Inc. Between 1995 and 1999, Ms. Ozer-Armon served as Vice President at Shaldor Ltd., a management consulting firm based in Israel and between 1991 and 1995, Ms. Ozer-Armon served as Manager at the London office of A.T. Kearney, a global management consulting firm. In addition, Ms. Ozer- Armon served as an external director on the Board of Directors of Cargal Ltd., which was a TASE-listed company and was a member of its audit committee between February 2012 and December 2013. Ms. Ozer-Armon holds a B.A. degree in economics, magna cum laude, and an M.B.A. degree, majoring in finance and marketing, both from the Tel Aviv University.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Ms. Yaffa Krindel Sieradzki be elected to a three-year term as external director of the Company, effective as of June 17, 2019.”

“RESOLVED, that Ms. Zipora (Tzipi) Ozer-Armon be elected to a three-year term as external director of the Company, effective as of June 17, 2019.”

Required Vote

Under the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest", except for personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

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The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-6177000 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of each of the proposed nominees.

ITEM 3

AMENDED COMPENSATION POLICY

Background

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, are required to adopt a policy governing the compensation of "office holders" (as defined above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted by the shareholders.

Pursuant to the Israeli Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

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Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders, in that order, and if the term of the compensation policy is for more than three years, it must be re-approved in such manner every three years. In October 2018, our shareholders approved several amendments to our Compensation Policy.

Our Compensation Committee is currently composed of Ms. Ozer-Armon, the chairperson, Ms. Krindel Sieradzki and Mr. Gerstel, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for compensation committee members.

Proposed Amendments to the Compensation Policy

Our Board of Directors approved, following the recommendation of the Compensation Committee, several amendments to the Compensation Policy, as set forth in Appendix A hereto, including proposed amendments with respect to the following matters:

•	increase the maximum salary that may be payable to our executive officers;

•	clarify the authority of our Compensation Committee and Board of Directors to update the salary payable to our chief executive officer;

•	following a recent amendment to the Companies Law, whereby the requirement that variable components of compensation payable to officers must be based on measurable criteria was canceled, allow the Compensation Committee and the Board of Directors to grant a discretionary bonus to officers, subject to the criteria and limitations set forth in the Compensation Policy; and

•	increase the maximum value of equity-based grants that may be granted to our executive officers.

In approving the amended Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; an office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role, as well as benchmark information relating to the compensation of officers of other companies.

The foregoing description of the proposed amendments to the Compensation Policy is only a summary of the material amendments and is qualified by reference to the full text thereof, a copy of which is attached as Appendix A hereto.

It is hereby clarified that if this Proposal 3 is not approved, the current Compensation Policy shall continue in full force and effect.

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The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the amended Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the Company's Proxy Statement for the 2019 Annual General Meeting.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as defined under the Israeli Companies Law (see Item 2 above) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, our office holders are deemed to have a personal interest in this matter.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary at +972-4-6177000 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 4

GRANTS OF STOCK OPTIONS TO NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based awards, of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

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As more fully described under "Executive Compensation" above, according to our Compensation Policy, non-employee directors may be granted equity-based compensation a fair value that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of NIS 300,000 (equivalent to approximately $84,200) for each director and with an exercise price for no less than the average fair market value of the ordinary shares for the thirty trading days prior to the date such grant was approved by our Board of Directors multiplied by 105%.

As more fully described under "Executive Compensation" above and consistent with the Compensation Policy, our current scheme, as approved by our shareholders in 2016, was that, generally, each of our non-employee directors (including Dr. Giora Yaron, the Chairman of our Board of Directors), is entitled to options to purchase 110,000 of our ordinary shares for each year of service.

Proposed Equity-Based Grants

Our Compensation Committee and Board of Directors have determined to maintain the current equity-based award scheme for non-employee directors, including external directors, as described above, such that, subject to approval of our shareholders at the Meeting, each of our non-employee directors, (including Dr. Giora Yaron, the Chairman of our Board of Directors), will receive the following equity-based grants over a period of three years that ends in 2021.

Grant of options to Non-Employee Directors (excluding external directors):

•	A grant of options to purchase 110,000 of our ordinary shares every year for which such director holds office (or, in total, 330,000 options over a period of three years), with the first grant of 110,000 options being made at the time of commencement of service or re-election as director and each grant thereafter is made on the anniversary date thereof (as long as such director is still serving as a director at the time of the grant);

•	each tranche of 110,000 options vests in four equal portions annually over four years from the date of grant, provided that the relevant director serves continuously as a director until each applicable vesting date;

•

The exercise price for each tranche of 110,000 options is set on the date of allotment and is based on the average market price of our ordinary shares on the TASE for a period of 30 consecutive trading days prior to each allotment date, plus 10%, provided that it shall not be less than NIS 0.30 (equivalent to $0.08). Accordingly, the exercise price of the first tranche shall be NIS 1.47 (equivalent to $ 0.41), which is the average price of the Company's ordinary share on the TASE during a period of 30 consecutive trading days preceding March 12, 2019, the date on which the grant was approved by our Board of Directors.

•	each tranche of 110,000 options will expire five years from the grant date; and

•	Options granted in connection with the tenure of Mr. Sami Totah and Mr. Jonathan Kolber, shall be granted to Viola 2 .

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Grant of option to our external directors:

For each of our external directors, a grant of a total of 330,000 options to purchase 330,000 ordinary shares (representing 110,000 options for each year of service) being made at the time of commencement of service or reelection as director. For the purpose of determining the vesting dates and exercise prices, such options shall be divided into three installments, as detailed hereunder;

•	110,000 options (the "First Installment") shall vest in four equal portions (27,500 options each) every year, over a period of four years starting the date of the external directors' beginning of service or reelection (i.e., June 17, 2019), that is, every June 17 of the years 2020-2023 (inclusive).

•	110,000 options (the "Second Installment") shall vest in four equal portions (27,500 options each) every year, over a period of four years starting on June 17, 2020, that is, every June 17 of the years 2021-2024 (inclusive).

•	110,000 options (the "Third Installment") shall vest in four equal portions (27,500 options each), every year, over a period of four years starting on June 17, 2021, that is, every June 17 of the years 2022-2025 (inclusive).

•	The vesting of the foregoing options is conditioned upon the respective external director serving in the capacity of external director of the Company on the applicable vesting date.

•	Unless expired earlier pursuant to the terms of the Company’s Israeli Equity Incentive Plan 2016 (as amended, the "2016 Plan") or the award agreement thereunder, the foregoing options granted to external directors shall expire within five years from the vesting of the first portion of each installment.

•	The exercise price of the options of (i) the First Installment shall be the average price of the Company's ordinary share on the TASE during the 30 trading days preceding the date on which the grant was approved by our Board of Directors, that is March 12, 2019, plus 10% (i.e., an exercise price of NIS 1.47, equivalent to $0.41), (ii) the Second Installment shall be the average price of the Company's ordinary share on the TASE during the 30 trading days preceding June 17, 2020, plus 10%, provided it is not less than NIS 0.30 (equivalent to $0.08), and (iii) the Third Installment shall be the average price of the Company's ordinary share on the TASE during the 30 trading days preceding June 17, 2021 plus 10%, provided it is not less than NIS 0.30 (equivalent to $0.08).

All other terms and conditions in connection with the above grants of our non-employee directors (including external directors) shall be as set forth in the 2016 Plan.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the proposed equity-based awards scheme to non-employee directors (including external directors), including the grant of equity-based awards thereunder, as described in Item 4 of the Company's Proxy Statement for the 2019 Annual General Meeting, be, and the same hereby is, approved.”

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Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. However, since several of our principal shareholders, including Viola, Dr. Yaron and Mr. Gerstel, may have a personal matter in this matter, (i) the shares voted in favor of the matter must include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as defined under the Israeli Companies Law (see Item 2 above) or (ii) the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, our office holders are deemed to have a personal interest in this matter.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-6177000 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 5

PRESIDENT AND CHIEF EXECUTIVE OFFICER SPECIAL BONUS

Background

Under the Companies Law, the terms of compensation, including the grant of bonuses, of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

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Gilad Glick has served as our President and Chief Executive Officer since July 2013. Mr. Glick also serves as a director and as acting president of our U.S. Subsidiary, Itamar Medical Inc. Consistent with our Compensation Policy, in January 2019, our Compensation Committee and Board of Directors determined to approve a special bonus of NIS 259,000 (equivalent to $72,700) to Mr. Glick in consideration of his performance during 2018. In approving the proposed bonus, our Compensation Committee and Board of Directors considered various factors, including the following:

✓	The Importance of Mr. Glick’s Services to the Company. This element is demonstrated by Mr. Glick playing a key role in most aspects of our operations, starting from formulating our strategic vision, building a strong management and sales teams, and leading our strategic and financing activities.

✓	The Contribution of Mr. Glick to Our Business and Success. Mr. Glick has contributed to our success, including by leading the Company's listing to Nasdaq and the recent $14.7 million private placement, promoting various business development and research and development initiatives outlined by our Board of Directors and otherwise driving the Company's growth.

✓	Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Glick as well as factors set forth in the Companies Law.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the proposed grant of bonus to Gilad Glick, the President and Chief Executive Officer of the Company, as described in Item 5 of the Company's Proxy Statement for the 2019 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as defined under the Israeli Companies Law (see Item 2 above) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

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While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-617700 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, served as our auditors since 1997.

At the Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors for the year ending December 31, 2019 and until immediately following the next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

For information with respect to the aggregate fees for professional audit services and other services rendered by KPMG in 2018, see Item 16C of our Annual Report.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company for the year ending December 31, 2019 and until immediately following the next annual general meeting of shareholders be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

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Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy (or, with regards only to Shares held in TASE, by electronic voting), and voting on the matter, is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Meeting, our audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 will be presented for discussion, as required by the Companies Law.

The said Consolidated Financial Statements as well as our Annual Report may be obtained for free from the SEC's website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.itamar-medical.com or by directing the request to our corporate secretary. Any shareholder may also receive a copy of the said Annual Report, without charge, upon written request to the Company (attention: Noa Farkas Gluck, Adv., General Counsel and Company Secretary). None of the Consolidated Financial Statements, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2019 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: April 23, 2019

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APPENDIX A

Amendments to Compensation Policy

(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

Itamar Medical Ltd.

(The "Company")

Compensation Policy

As approved by the Company's Compensation Committee on March~~January~~ 10~~18~~, 2019~~6~~

By the Company's Board of Directors on March 12~~January 21~~, 2019~~6~~

~~By the Company's Compensation Committee on March 7, 2016~~

And by the Company's Shareholders at a Meeting of the Shareholders on ~~March 16,~~[ ] 2019~~6~~

The definitions and terms in this Compensation Policy shall have the definitions assigned them in the Companies Law of 1999 (hereinafter: the "Companies Law"), unless otherwise defined in the Compensation Policy.

1.	General

~~On December 12, 2012, Amendment number 20 t~~The Companies Law-1999 (hereinafter: the "Companies Law~~Amendment~~") ~~took effect,~~sets forth provisions, which addresse~~s~~ regulating the structure of compensation to officers in publicly held companies and in bond companies, as well as establishes a special process for its approval. In accordance with the Amendment, the Compensation Committee and the Board of Directors of the Company adopted this Compensation Policy.

The considerations which guided the Compensation Committee of the Company (hereinafter: the "Compensation Committee") and the Company's Board of Directors in adapting the policy are advancement of the Company's objectives, its workplan, and its policy through the perspective of the current year and with a long-term view; creating appropriate incentives for officers in the Company taking into account, inter alia, the Company's risk management policy; creating congruence between the officers' interests and the interests of the Company's shareholders; the Company's size and the character of its activities; as well as regarding [sic] terms of service and employment that include variable components – the officer's contribution to achieving the Company's goals, to maximizing its profits, and to maximizing the Company's value, all with a long-term view and according to the officer's role.

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The Compensation Policy was drafted taking into account the character of the Company as a company active in the field of research and development, marketing, and sale of medical devices, taking into account the scope of the Company's current activities, its being a dual listed company traded on the biomed index of the Tel Aviv Stock Exchange Ltd. (hereinafter: the "Stock Exchange") and the Nasdaq stock Exchange in the U.S. (hereinafter: the "Nasdaq"), ~~as well as~~ taking into account the Company's strategy to increase the scope of the Company's activities according to the Company's business plans and strategies.

The principles of the Compensation Policy were formulated after internal deliberations that took place within the Company's Compensation Committee and Board of Directors in consultation with external advisors. The principles of this policy were intended to ~~determine compensation for the officers in the Company which will~~ ensure that the officer's compensation will be consistent with the Company's interests and its total organizational strategy while taking into account the Company's risk management policy and, at the same time, will result in increasing the officers' sense of identity with the Company and its activities, will increase their satisfaction and motivation, and will result in retaining the officers in the Company over time.

The compensation principles are based on targets and indices that are derived, inter alia, from various Company plans, as determined by the Board of Directors from time to time.

The components of the Compensation Policy will address each of the following:

A.	Fixed components: Salary, social benefits (such as: beneficial pension arrangement, disability insurance, continuing education fund, vacation days, convalescence days, and sick days), benefits accompanying salary (such as: vehicle, mobile phone, mobile computer, Internet connection, financing participation in professional conferences, professional literature, professional liability insurance, including grossing up the value of imputing the benefit for tax purposes), and may include a signing bonus and a relocation bonus as well as severance payments (bonus, payment, reward, competition, or any other benefit, there are given to an officer with respect to the end of his position in the Company).

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B.	Variable components: Different types of bonus including, inter alia, an annual bonus, a special bonus, etc.

C.	Variable equity components: Options, shares, restricted shares (RS), restricted share units (RSUs), and so forth, that are issued in the framework of equity-based reward programs that have been adopted and/or will be adopted in the future by the Company.

D.	Insurance, release, and indemnification: Directors and officers liability insurance (both during the regular course of business as well as with respect to one-time runoff events), release from liability for officers, in advance and retroactively, and grant of an undertaking to indemnify the officer in advance and retroactively.

The provisions of this Compensation Policy apply to the officers in the Company only, as defined in the Companies Law.

The Compensation Policy is worded in the masculine for the sake of convenience only, but its provision shall apply equally regarding women and men, without differentiation and without change.

It is clarified that anywhere in the Compensation Policy where it indicates annual wage (gross)/base salaries, the total actual cost to the Company, will also include payment of social and related benefits to the extent required by law.

It is emphasized that this policy does not grant rights to the Company's officers, and the officers in the Company shall not have an inherent right based on the adoption of this Compensation Policy to receive any of the compensation components specified in the Compensation Policy. The compensation components to which the officers will be entitled will be solely those approved individually regarding each officer by the organs empowered to do so by the Company.

2.	Principles of the Method for Determining Compensation

2.1.	When the Compensation Committee and Company Board of Directors examine and approve the terms of service and employment of an officer (including updating the terms of service and employment, such as salary,~~a serving~~ of an officer who is already serving)~~officer's salary)~~, they will address, inter alia, the following topics, to the extent they are relevant to the officer:

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2.1.1.	The education, qualifications, expertise, professional experience, and achievements of the officer.

2.1.2.	The officer's position, his fields of responsibility, and his expected contributions to achieving the Company's goals.

2.1.3.	The officer's prior salary agreements.

2.1.4.	The terms of employment of corresponding functionaries in the Company.

2.1.5.	To the extent necessary, and the Compensation Committee's discretion, a comparison shall be made to the salary common in the relevant market for similar positions in similar companies.

3.	Ratio Between a Fixed Component and a Variable Component

The ratio between the maximal annual costs of the fixed components and the maximal annual cost of the variable components for officers in the Company as determined in the framework of this Compensation Policy is as follows:

	Percentage of the Fixed Component Out of the Total Compensation (%)	Percentage of the Variable Components (Bonuses and Equity) Out of the Total Compensation (%)
Active Chairperson of the Board of Directors	47%-100%	0%-53%
External and independent directors	18%-100%	0%-82%
Directors who are not an active chairperson of the Board of Directors or external/independent directors	18%-100%	0%-82%
CEO	32%-100%	0%-68%
Other officer (who is not a director or CEO)	31%-100%	0%-69%

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4.	The Fixed Component

4.1.	Base Salary

4.1.1.	Active Chairperson of the Board of Directors

4.1.1.1.	The total annual payment with respect to the services of an active chairperson (gross) paid to an active chairperson of the Board of Directors with respect to the provision of services to the Company will be determined by the Compensation Committee, the Company's Board of Directors, and the general meeting of the Company's shareholders, and will not exceed $150,000 (at the exchange rate as it will be from time to time) for a 100% [full-time] position. In the event of the joint service of two active chairpersons of the Board of Directors, the cumulative annual payment (gross) with respect to the provision of the services by the two active chairpersons of the Board of Directors shall not exceed the above sum.

4.1.1.2.	Similarly, the Company shall be entitled to grant an active chairperson of the Board of Directors Securities at fair value as specified in Section 6.3, below.

4.1.1.3.	The Compensation Committee and the Board of Directors of the Company shall be entitled to approve and to bring about the approval by the general meeting of an annual update to the annual payment with respect to an active chairperson's services paid to an active chairperson of the Board of Directors, subject to said payment increasing, at most, by five percent (5%) more than the amount specified in Section 4.1.1.1, above, during the course of the effective period of this Compensation Policy.

4.1.1.4.	Additionally, a chairperson of the Board of Directors (active and inactive) will be entitled to reimbursement for reasonable expenses actually paid in the framework of his/her duties in exchange for presentation of receipts, all in accordance with Company practice.

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4.1.2.	Directors (Other Than an Active Chairperson of the Board of Directors)

4.1.2.1.	The remuneration to external directors and independent directors in the Company will be relative remuneration or annual remuneration and per meeting remuneration (including in the event of a written resolution or telephone call) as well as reimbursement for expenses, that shall be determined in accordance with the provisions stipulated in the Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director) of 2000 (hereinafter: the "External Directors Regulations"), as they may be from time to time.

4.1.2.2.	Similarly, the Company shall be entitled to grant external directors and independent directors Securities in accordance with the External Directors Regulations and at fair value as specified in Section 6.2~~3~~, below.

4.1.2.3.	The Company shall be entitled to pay special compensation to an expert director which will be relative remuneration or annual remuneration and her meeting remuneration to an expert director (including in the event of a written resolution or telephone call) as well as reimbursement for expenses, that shall be determined in accordance with the provisions stipulated in the External Directors Regulations, as they may be from time to time.

4.1.2.4.	The remuneration that will be paid to directors who are not external directors, independent directors, and/or an active chairperson of the Board of Directors (annual remuneration and per meeting remuneration) will not exceed what is stated in the External Directors Regulations, as they may be from time to time. Similarly, the Company shall be entitled to grant such directors Securities at fair value as specified in Section 6.~~3~~2, below. The total payment granted to each such director (including variable components) will not exceed the remuneration actually paid to external directors.[1]

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4.1.2.5.	Additionally, directors in the Company will be entitled to reimbursement for reasonable expenses actually paid in the framework of their duties in exchange for presentation of receipts, all in accordance with Company practice.

4.1.3.	Company CEO

4.1.3.1.	The annual salary (gross) of the CEO of the Company will be determined by the Compensation Committee, the Company's Board of Directors, and the general meeting of the Company's shareholders, and will not exceed US $360,000~~270,000~~ (at the exchange rate as it will be from time to time) for a 100% [full-time] position.

4.1.3.2.	The Compensation Committee and the Board of Directors of the Company shall be entitled to approve and to bring about the approval by the general meeting, subject to the provisions of law, an annual update of the annual salary of the Company’s CEO, provided such ~~subject to said annual salary~~ increase~~ing, at most~~ does not~~,~~ exceed ~~by~~ twenty percent (5~~20~~%) of~~more than~~ the amount specified in ~~this~~ section 4.1.3.1~~,~~ above, during the course of the effective period of this Compensation Policy. In addition, and without limitation to the provisions of the Companies Law, as at the date of approval of this Compensation Policy or as shall be in effect from time to time, the Compensation Committee may approve, pursuant to section 272 (d) of the Companies Law, (without a need for the approval of the Board of Director or the general meeting of shareholders), an immaterial annual update of the annual salary of the Company's CEO, provided that such increase does not exceed five percent (5%) and fifteen percent (15%) in the aggregate, of the amount set forth in section 4.1.3.1 above, and provided further that it is a change of currently existing terms/transaction, that the Compensation Committee determined that the update is indeed not material compared to the currently existing terms/transaction of the Company's CEO and provided further that such update is in compliance with the terms of the current Compensation Policy.

[1]	To the extent the compensation to external directors is not equal, including if one of the external directors is entitled to a supplement based on his being an expert external director, then the compensation to an ordinary director may be in the amount of the higher compensation.

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4.1.3.3.	In the framework of determining the Company CEO’s salary, the members of the Company’s Compensation Committee and Board of Directors may take into consideration, inter alia, the salaries of CEOs in other dual listed publicly traded companies similar in size or~~and~~ character to the Company (hereinafter: the "Comparison Companies") as well as the Company's financial performance and the CEO's contribution to the Company.

4.1.3.4.	Additionally, the Company CEO will be entitled to reimbursement for reasonable expenses actually paid in the framework of his/her duties in exchange for presentation of receipts, all in accordance with Company practice.

4.1.4.	Officers

4.1.4.1.	The annual salary (gross) of each of the officers in the Company will be determined by the Compensation Committee and the Company's Board of Directors, and will not exceed NIS 846,000~~562,000~~ for a 100% [full-time] position.

4.1.4.2.	The Compensation Committee and the Board of Directors of the Company shall be entitled to approve an annual update of the annual salary of the Company’s officers, subject to said annual salary increasing, at most, by twenty percent (~~20~~5%) more than the amount specified in this section, above, during the course of the effective period of this Compensation Policy.

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4.1.4.3.	In the framework of determining the salary of the Company officers, the members of the Company’s Compensation Committee and Board of Directors may take into consideration, inter alia, the salaries of officers in equivalent positions in the Comparison Companies as well as the Company's financial performance and the officer's contribution to the Company.

4.1.4.4.	Additionally, the officers will be entitled to reimbursement for reasonable expenses actually paid in the framework of their duties in exchange for presentation of receipts, all in accordance with Company practice.

~~4.1.4.4.~~4.1.4.5.	Notwithstanding the provisions of this Compensation Policy, the Company CEO may approve an immaterial update in the terms of service and employment of officers reporting to him, provided such update is in line with the provisions of this Compensation Policy and its aggregate scope does not exceed five percent (5%) of the total compensation of such officer on the approval date of this Compensation Policy (or on the date of approval of the officers' engagement, whichever is later). Such an immaterial update, approved by the Company CEO as aforesaid, shall be reported to the Compensation Committee on its first meeting following such approval.

4.2.	Social and Associated Benefits

4.2.1.	The Company shall be entitled to grant the officers, other than the directors, social and associated benefits as specified below, that shall be determined in comparison to the terms common in the market for officers in parallel positions and in accordance with the Company's policies, such as: (A) a beneficial pension arrangement (including the option for an arrangement according to a section of the Severance Pay Law of 1963) [sic]; (B) disability insurance; (C) health insurance; (D) contributions to a continuing education fund; (E) vacation days; (F) convalescence pay; (G) sick days; (H) a Company vehicle; or (I) taxation gross up.

4.2.2.	Similarly, the Company shall be entitled to grant the officers and directors perquisites accompanying wages such as: Mobile phone, mobile computer, Internet connection, and so forth.

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4.3.	Signing Bonus and Relocation Bonus

4.3.1.	The Company shall be entitled, under circumstances that shall be approved by the Company's Compensation Committee and by the Board of Directors as exceptional circumstances according to which recruitment of such officer is of great importance to the Company, to offer the officer a signing bonus or a bonus for relocation, all subject to obtaining the approvals required by law.

4.3.2.	The total signing bonus shall not exceed the sum of 12 months' base salary that is determined in relation to the relevant officer. The Company shall be entitled to determine, on the date the signing bonus is granted and at the discretion of the Compensation Committee and the Board of Directors, that the officer will be required to return all or part of the signing bonus granted him to the Company to the extent that he does not complete a minimum term of service in the Company.

4.3.3.	A bonus for relocation will be granted in the event in which the officer relocated to a different country in order to work for the Company. The total bonus for relocation will be calculated according to the officer's actual expenses with respect to relocating opposite the presentation of receipts and, in any event, will not exceed a sum equal to US $90,000 in relation to the Company's CEO and to US $50,000 in relation to an officer who is not a CEO, and may be paid in cash or as share-based compensation, at the discretion of the Compensation Committee and the Board of Directors of the Company.

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4.4.	Severance Pay

In any event of a termination of an employment relationship (other than in the event of the termination of an officer under circumstances which, in the opinion of the Compensation Committee and the Board of Directors, grant the Company the right to terminate him without severance pay under the law), the officer will be entitled to severance pay under the law or, alternatively, in the amount of the payments deposited on his behalf with respect to severance pay into a provident fund, pension funds, etc., in accordance with the provisions of Section 14 of the Severance Pay Law of 1963, all at the discretion of the Company and according to what is stipulated in the employment agreement. Notwithstanding the above, the Company shall be entitled to stipulate in the employment agreement with the officer (whether on the date the employment agreement is executed or whether the framework of an update to the employment agreement) a higher amount in severance pay than that which is due to the officer under the law, up to a cap equal to four (4) monthly salaries above the foregoing severance amounts, which will be determined taking into consideration the officer's role, position, the number of years of his employment by the Company, and so forth.

4.5.	Prior Notice

4.5.1.	The Company shall be entitled to give the CEO of the Company a period of prior notice of up to six (6) months. The Company shall be entitled to give an officer in the Company who is not a CEO a period of prior notice of up to four (4) months. The Company shall be entitled to waive the employment of an officer (including the Company CEO) in the Company during the course of the prior notice period, in whole or in part, provided that it continued to make all of the payments he is due under his employment agreement. Alternatively, the Company shall be entitled to terminate the officer's (including the Company CEO) employment without prior notice provided that the Company pays the officer (including the Company CEO), on the date of the termination of his employment, payments that shall not be less than the payments he is owed in lieu of the prior notice period.

4.5.2.	The Compensation Committee and the Board of Directors will be entitled to grant approval to an officer (including the Company CEO) for the officer to be entitled to monetary and/or equity bonuses with respect to the prior notice period and that the prior notice period will count toward the vesting of equity compensation, to the extent it has been granted him.

4.5.3.	The prior notice period granted each officer (including the Company CEO) shall be determined in the employment agreement with the officer (including the Company CEO) (whether on the date the employment agreement is executed or whether within the framework of an update to the employment agreement), or it may be approved by the appropriate organs of the Company at a later date.

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5.	Variable Component Bonus, Special Bonus, and Commissions

5.1.	Targets for an Annual Bonus for an Officer (Including the Company CEO and Not Including Directors)

The Company is entitled to grant an officer (including the Company CEO ~~and not including directors~~) an annual bonus that will be calculated according to the level of his having met targets and indices and various types, in whole or in part, all as specified below. The said targets and indices with respect to the Company CEO, shall be approved by the Compensation Committee and the Board of Directors.~~:~~

The Company may grant officers who report to the Company CEO (excluding directors) an annual bonus, which will be calculated taking into consideration the level of the respective officer's having met targets and indices and various types, in whole or in part. Such targets and indices shall be determined solely by the Company's CEO, as detailed hereunder.

5.1.1.	Company Targets – Company indices are economic indices for the Company's performance, as follows: (A) the Company's share price or the Company's value, on the exchange on which it is traded; (B) the Company's income from sales; (C) operational profit/loss;[2] (D) income from the sales of any of the Company's products; (E) income from sales of the Company's products, in whole or in part, in a particular territory/market; (F) gross profit; (G) net profit/loss; (H) EBITDA. The weight that will be given to (a) Company target(s) that is chosen is 0%-100%. Targets B through H, above, will be calculated on the basis of the Company's audited consolidated financial statements.

[2]	For the purpose of the above Board of Directors' review, operational profit/loss will be taken after neutralizing depreciation and amortization, changes in allocations for lost and doubtful debts, expenses with respect to share-based payment, and the effect of one-time events.

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5.1.2.	Personal Targets – Indices that will be determined in relation to each of the officer~~s~~ (including the ~~who are not a~~Company CEO), in accordance with the position filled by that same Officer and the Company's work plan, and which may include, inter alia, as applicable to the relevant organizational departments: Meeting targets for development, decreasing manufacturing costs, improving product quality as measured by the quantity of malfunctions, improving financial indices at the organizational unit level such as sales and profitability, meeting client installation accrual targets, breaking into new markets, compliance with sales mix, cash balances, collection, meeting expense targets, meeting financing targets, closing distribution transactions, implementing distribution transactions, client satisfaction index, employee satisfaction index, employee turnover target, regulatory filing and approval according to plan, clinical trials and recruitment of patients for clinical trials, meeting the number of launches of new products, raising capital (including by means of a public offering/initial public offering) in relation to the relevant organizational units), reduction of inventory quantities and shortening inventory cycles, publishing clinical articles according to plan, placing the Company's products in guidelines, meeting success targets for customer training and marketing events, meeting supply targets and milestones for receiving insurance coverage. The weight that will be given to (a) personal target(s) that is/are chosen is 0%-100%.

5.1.3.	Manager's Evaluation – Performance evaluation by the Board of Directors of the Company (in relation to a CEO) or by the CEO of the Company (in relation to all other officers). The evaluation will address, inter alia, criteria which are not financial, the long-term contribution of the officer and to his long-term performance. Within the framework of determining the targets of the Company CEO, ~~T~~the weight that will be given this category is up to 20%.

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The Compensation Committee and the Board of Directors (with respect to the Company CEO) or the Company CEO (with respect to officers reporting to him) will determine the number and composition of the targets as well as the weights of the targets in the same category (for example: If 2 personal targets are chosen, then the Board of Directors will determine the weight of each of them provided that their total weight not exceed 100%). The Compensation Committee and the Board of Directors, or the Company CEO, as set forth above, ~~and they~~ may condition the entitlement to compensation in meeting one target and may determine that all targets shall ~~provided that it is possible that they may all~~ be of only one type.

Specifics of the targets in each measurement category as well as the relative weight of each of the measurement categories will be coordinated for each officer separately (to the extent that targets were indeed determine for each officer, as aforementioned), according to the officer's seniority, role and according to the organizational unit to which he belongs and/or which he supervises.

5.2.	Date of Determination of the Criteria

In relation to officers who report~~are not a~~ to the CEO of the Company, to the extent that their annual bonus will be contingent upon meeting targets, the weight of each of the different measurement categories will be determined each year in advance, with the approval of the CEO ~~and the Compensation Committee~~. In relation to the CEO of the Company, the targets and the weight of each of the different measurement categories will be determined at least each year in advance by the Board of Directors of the Company and with the approval of the Compensation Committee. Notwithstanding the above, it shall be possible to determine said weights for a number of years in advance subject to the authority of the relevant organ to update, to the extent necessary, these weights at the start of each calendar year.

5.3.	Maximum Annual Bonus – The maximum amount of the annual bonus shall not exceed the sum of twelve~~nine~~ (12~~9~~) months' salary (in terms of cost to the Company) for a Company CEO, and ~~six~~ nine (~~6~~9) months' salary (in terms of cost to the Company) for any other Officer who is not a director or CEO and who resides in Israel.

5.4.	Method of Payment of the Annual Bonus – The annual bonus may be paid, in whole or in part, in cash or in equity-based payment (for example, shares, restricted shares, options, etc.) at the discretion of the Compensation Committee and the Board of Directors of the Company.

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5.5.	The annual bonus will be paid immediately after the Company has the final data in relation to the relevant criterion and in relation to the criteria under the financial statements – after publication of the Company's audited annual financial statements.

5.6.	Calculation of the Bonus in Cash Upon Ending the Employment Relationship – In the event in which the employment relationship between the officer and the Company comes to an and as a result of termination of the officer during the course of a calendar year (provided that is not termination under circumstances that do not entitle the officer to severance pay): The terminated officer shall be entitled to a relative portion of the annual bonus only with respect to meeting the criteria under the financial statements, which will be calculated pro rata, in accordance with the period during the respective calendar year, during which the respective officer was employed by the Company. ~~in accordance with all of the following: (A) The period in which he served as an officer in the Company during the course of the same calendar year; (B) the rate at which the Company met that same criterion; (C) the weight given to that same criterion.~~

5.7.	In the event in which the employment relationship between the officer and the Company comes to an end as the result of the resignation of the officer during the course of the calendar year (provided that it is not resignation under circumstances that had it been the termination of the officer, he would not have been entitled to severance pay): The resigning officer shall be entitled to an annual bonus in relation to a particular calendar year solely with respect to meeting criteria under the financial statements and only to the extent that he served as an officer in the Company up until March 31 the following year, where the amount of the bonus will be calculated according to what is stated in Section 5.4.2(A) through (C), above.

5.8.	Regarding calculation of the equity bonus at the end of the employment relationship, see Section 6.9~~11~~, below.

5.9.	Special (Discretionary) Bonus to Officers Reporting to the CEO

Subject to the principles for determination of a bonus set forth in this section above, including the cap applicable to such bonus, and mutatis mutandis:

~~5.9~~

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5.9.1.	The Compensation Committee and the Board of Directors of the Company may determine that, in addition to the annual bonus or instead of the annual bonus, an officer who reports to the Company CEO, may be eligible to a discretionary bonus up to a cap of three (3) salaries.

5.9.2.	As part of the variable compensation component of officers reporting to the Company CEO, the Company CEO may approve in respect of each calendar bonus year, a discretionary bonus, which shall not exceed three (3) monthly salaries of the respective officer. Such a bonus shall be reported to the Compensation Committee at its first meeting following such approval by the Company's CEO.

5.10.	Special (Discretionary) Bonus to the company CEO

~~5.9.1.~~5.10.1.	In addition to the annual bonus, the Company shall be entitled to pay ~~each of the officers~~to the Company's CEO, a special bonus, which shall be determined at the discretion of the Compensation Committee and the Board of Directors of the Company, including for the Company's CEO ~~an officer’s results~~ performance which cannot be measured or in light of the special and exceptional contribution of the Company's CEO~~officer~~, such as in connection with closing a deal of exceptional scope or the achievement which it embodies. The special bonus will be granted to the Company's CEO ~~an officer who is not a CEO based on the CEO's recommendations and~~ subject to approval of the Compensation Committee and the Board of Directors. ~~With regard to the Company's CEO, he shall be granted a bonus based on the recommendations of the Board of Directors and subject to approval of the Compensation Committee, the Board of Directors, and the general meeting of the Company's shareholders.~~

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~~5.9.2.~~5.10.2.	A special (discretionary) bonus as aforementioned may be paid to the Company's CEO ~~an officer~~ only once per year. The amount of the special bonus Discretionary bonus (together with the reminder to the discretionary components of the variable compensation, to the extent there are such components) shall not exceed (1) three (3) months' salary (in terms of cost to the Company) or (2) 25% of the total actual variable compensation components of the Company's CEO~~for each of the officers in the Company~~.[3]

~~5.9.3.~~5.10.3.	The special bonus may be paid, in whole or in part, in cash or in equity-based payment (for example, shares, restricted shares, options, etc.) at the discretion of the Compensation Committee and the Board of Directors of the Company.

5.11.	Commissions

~~5.10.1.~~5.11.1.	In addition to the annual bonus and the special bonus, the Company shall be entitled to pay the officers in the fields of sales, marketing and business development, commissions in accordance with the Company's procedures which shall be approved by the Compensation Committee and the Board of Directors of the Company.

~~5.10.2.~~5.11.2.	The amount of the commissions awarded to officer as stated will be calculated as a percentage of the amount of the income from the Company's sales or income from the sales of any of the Company's products or income from the sales of the Company's products, in whole or in part, in a particular territory/market, that shall be determined in advance, each calendar year in relation to the following year, by the Compensation Committee and the Board of Directors of the Company. In any case, the amount of commissions awarded to each officer shall not exceed the sum of NIS 700,000 per year.

[3]	In accordance with Section 5.1.3, above, 20% of the total annual bonus to ~~officers in~~ the Company CEO may be awarded in accordance with ~~a managerial~~ the evaluation of the Board of Directors of the Company, where the maximal annual bonus stands at ~~six months' salary (or~~ nine months' salary in relation to the Company's CEO, see Section 5.3, above) (hereinafter in this footnote: the "Discretionary Component in Relation to the Annual Bonus"). It is clarified that in any event, the amount paid to the Company CEO ~~an officer~~ with respect to the Discretionary Component in Relation to the Annual Bonus together with the amount of the special bonus as stated in Section 5.9.2, with respect to that same calendar year, shall not exceed the higher of: (1) three (3) months' salary (in terms of cost to the Company) for each of the officers in the Company or (2) 25% of the total variable components due to the Company's CEO.

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~~5.11.~~5.12.	Discretion Regarding Reducing a Bonus

The Compensation Committee and the Board of Directors of the Company shall be entitled, in exceptional cases, at their discretion, to reduce or cancel a bonus or commissions to an officer.

6.	Variable Equity Component

6.1.	General

The Company shall be entitled to adopt, from time to time, plans for distributing options to be exercised for shares in the Company, plans for granting shares, restricted shares and/or restricted share units (RSUs) and so forth (in this section: "Securities"), to the officers, with the purpose of maintain the officers with the Company for the long term as well of incentivizing the officers in the Company to meet the annual and perennial work plan's targets or any other target determined by the Compensation Committee and the Board of Directors of the Company (including a share price target or company value target on the exchange on which the Company's shares are traded) ~~as well as the Company's long-term policy view~~, all in accordance with the terms specified in this Compensation Policy, below inn connection with officers.

The Company shall be entitled to grant ~~options, shares, restricted shares, and/or restricted share units (hereinafter in this section: "~~Securities~~")~~ based such~~on employee compensation~~ plans ~~that will be adopted in the future or that were adopted by it in the past to the officers~~  including to officers, from time to time, in accordance with the education, qualifications, expertise, professional experience, position, areas of responsibility, and measure of contribution to the Company of the relevant officer.

~~6.2.~~	~~Securities Grant Dates – Securities will be granted from time to time at the discretion of the Board of Directors of the Company or the Board of Directors' committee duly empowered for such purpose and in accordance with the recommendations of the Compensation Committee, but not more than twice per year per Officer.~~

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~~6.3.~~6.2.	Fair Value – The fair value of the Securities that will be granted to each Officer on the grant date, in annual terms, based on a linear calculation ~~of years~~, shall not exceed a total of twenty four~~eighteen~~ (24~~18~~) months' salary (in terms of cost) for the CEO of the Company and a total of twelve~~six~~ (~~6~~12) months' salary (in terms of cost) for any other officer who is not a director or CEO.[4] It is clarified that the above fair value ceilings do not include an annual bonus or special bonus paid as equity compensation, regarding which the ceilings specified in Sections 5.3 and 5.10~~9~~, above, apply – respectively.

The fair value of the Securities granted to each director on the grant date, in annual terms, based on a linear calculation, shall not exceed the sum of NIS 300,000. ~~The granting of Securities to directors shall be done once a year at most.~~

~~6.4.~~6.3.	Exercise Price – Subject to the vesting of the options, the exercise price of the options shall be as follows:

~~6.4.1.~~6.3.1.	With regard to options that vest subject solely due to the passing of a period of time (without meeting targets): The exercise price shall not be less than the average price of a Company share on the Stock Exchange in the thirty (30) trading days preceding the date of approval of the grant by the Board of Directors of the Company ~~plus 5%~~.

~~6.4.2.~~6.3.2.	With regard to options that vest subject to meeting targets: The exercise price shall not be less than the average price of a Company share on the Stock Exchange in the thirty (30) days preceding the date of approval of the grant by the Board of Directors of the Company.

It is clarified that unless otherwise stipulated by the Compensation Committee and the Board of Directors and subject to the provisions of all laws (including the provisions of the Companies Law and the provisions of the Stock Exchange bylaws), the exercise price of shares and restricted share units is zero.

[4]	For the purpose of Section 6.3, the fair value of the Securities on the grant date in annual terms will be calculated as the amount received from the distribution of the economic value that will be used for financial reporting purposes, by the number of years until they vest (as opposed to the manner in which accounting expenses are recorded, which may be different because of a different spread (over the course of years) of the economic value).

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~~6.5.~~6.4.	Formulation of Eligibility – The Company shall be entitled to grant officers Securities that will vest after the passing of a period of time as stipulated and subject to continued employment in the Company and shall be entitled to grant officers Securities whose vesting is conditioned on meeting targets and/or milestones and/or upon the occurrence of a particular event that shall be established in advance and subject to continuous continued employment (or provision of services) in the Company and/or in a related company. Without derogating from the generality of the above, such targets may include a target share price or company value on the exchange on which the Company's shares are traded.

~~6.6.~~6.5.	The vesting period of the Securities will be as determined by the Company on the date they are granted, but in any case (other than as described in Section 6.7, below), the vesting period of the first portion of Securities that is granted in the framework of any grant shall not be less than one year from the grant date or from the start of the officer's employment with the Company, as determined by the Board of Directors of the Company.

~~6.7.~~6.6.	Acceleration of Vesting of Securities

The Compensation Committee and the Board of Directors will be entitled to stipulate that on the occurrence of an Acceleration Event (as defined, below), or as a result of the end of an engagement because of death or disability, the vesting of the Securities granted to the officer, in whole or in part, will accelerate, including in relation to Securities granted prior to approval of this Compensation Policy.

"Acceleration Event" means one or more of the following events, when the Company has exclusive discretion to decide in relation to each grant of Securities, which of the below events will be included under the definition of an Acceleration Event in relation to that same grant (and provided that the definition will include at least one event from the below list): (A) Change in control (as this term is defined in the Securities Law of 1968) in the Company; (B) sale of all or most of the Company's assets; (C) a grant of a worldwide, exclusive license to all or most of the Company's intellectual property; (D) a merger, after which those who were shareholders in the Company prior to the merger will hold less than 50% (or any lower percentage determined by the Compensation Committee and the Board of Directors) of the issued equity and voting rights in the surviving or acquiring corporation, as applicable, after the merger; (D) an initial public offering (IPO) in the US.

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~~6.8.            The Exercise Period – The Company shall be entitled to grant exercisable Securities that can be exercised within a period that shall not exceed ten (10) years from the date they are granted (to the extent they do not expire earlier), all as established in the allocation plan. At the end of up to 10 years from the grant date, all of the Securities that have not yet been exercised shall expire.~~

~~6.9.~~6.7.	Adjustments – The Securities' prices will be subject to common adjustments, including adjustments with respect to a dividend, beneficial shares, changes in equity (consolidation, split, etc.), the issuing of rights, and a change in the Company's structure (such as: split, merger, etc.) and so forth.

~~6.10.~~6.8.	Method of Exercise of the Options~~Sale at the Value of the Benefit~~ – ~~Subject to obtaining a pre-ruling from the Tax Authority, to the extent required,~~ the Compensation Committee and the Board of Directors of the Company will be entitled to stipulate in the framework of granting Securities, that their exercise ~~realization~~ will be made according to the value of the benefit inherent therein ("Net Exercise"), in consideration for sale of shares, or in any other lawful method. ~~("Cashless")~~.

~~6.11.~~6.9.	End of Employment Relationship – ~~When adopting a plan for granting Company Securities, the~~ The Company's equity compensation plans will include reference to the terms that will apply in the event of the end of the employment relationship between the officer and the Company, including in the event of the end of the employment relationship as a result of termination, or as a result of death or disability of the officer (heaven forfend).

~~6.12.~~6.10.	Maximum Rate of Dilution – The total quantity of Securities that shall be allocated to employees of the Company during the course of the period starting on the date of approval of this Compensation Policy and until approval of a new Compensation Policy (hereinafter in this Section: the "Relevant Period") shall not exceed 15% of the Company's issued and paid up equity fully diluted during the course of the Relevant Period. To the extent that when making the above calculation, there are Securities that have already been exercised prior to the calculation date, then in relation to Securities that were thus exercised according to the value of the benefit inherent in them (meaning, a Cash Less [sic] exercise as stated in Section 6.10, above), the quantity of exercise shares actually allocated with respect thereto shall be taken into account and not the quantity of convertible Securities prior to being exercised.

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~~6.13.~~6.11.	The Compensation Committee and the Board of Directors of the Company weighed the possibility of establishing a ceiling for the exercise value of variable equity components and decided not to establish such a ceiling in the framework of the Compensation Policy.

7.	Employment as a Contractor or by Means of a Management Company

The Company is entitled to employ the officer as an independent contractor and not as a salaried employee. In such case, all of the ceilings stipulated in this document will be translated to employer cost terms in order to examine whether the terms of the employment of that same officer meet the principles of this Compensation Policy, which shall apply to him mutatis mutandis. In such case, the term "employment agreement" in this policy shall be called an "agreement for the provision of services" or a "consulting agreement," as applicable.

8.	Work Overseas

Notwithstanding the provisions of ~~what is stated in~~ this Compensation Policy, the cap (including fix components and variable components) for the compensation ~~salary~~ of an officer living outside of Israel for the purpose of performing his duties overseas shall be according to the ~~salary~~ compensation common for similar functionaries in the Company or functionaries in other publicly traded companies similar in size and character to the Company and who live in that same state.

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9.	Release, Indemnification, and Insurance

9.1.	The Company shall be entitled to grant officers a release from liability, liability insurance (including a Run-Off type insurance policy), as well as an undertaking to indemnify, as is Company practice, all subject to the provisions of the Companies Law and the Company's Articles of Association.

9.2.	Without derogating from the generality of the above, the Company shall be entitled, at any time during the course of the duration of this Compensation Policy, to acquire a directors' and officers' (including controlling shareholders) liability insurance policy, as they may serve the Company from time to time, to extend and/or to renew the existing insurance policy, and/or to enter into a new policy on the renewal date or during the insurance coverage period, with the same insurer or with another insurer in Israel or overseas, according to the terms specified below, for directors' and/or officers' insurance, provided that said engagements shall be on the basis of the principles of the terms specified below and the Compensation Committee and the Board of Directors of the Company approved it:

9.2.1.	The maximum coverage level under the policy shall not exceed US $50 million per claim, and cumulatively, for the coverage period or US $100 million per claim, and cumulatively, for the coverage period, in the event that the Company's valuation is between US $150 million and US $500 million;

9.2.2.	The annual insurance premium shall not exceed the sum of (a) US $150,000 or (b) if and as long as the Company is subject to reporting requirements of the US securities authority (the "SEC"), the annual premium shall not exceed US ~~$350,000~~ $600,000. The aforementioned annual premium cap may be updated every year in up to %10 compared to the annual premium of the preceding year;

9.2.3.	The Compensation Committee and Board of Directors of the Company will approve annually the Company's engagement in a new policy that meets the terms established in subsections 9.2.1 and 9.2.2, above;

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9.2.4.	The insurance policy shall be extended to cover lawsuits that shall be filed against the Company itself (as opposed to lawsuits against directors and/or officers therein) relating to violation of securities laws, at least in Israel (entity coverage for securities claims) and payment arrangement shall be established for insurance proceeds according to which the right of the directors and/or officers to receive indemnification from the insurer under the policy takes precedence over the Company's right;

9.2.5.	The policy shall also cover the liability of directors and officers considered controlling shareholders in the Company or their relatives, from time to time, provided that the coverage terms with respect to them shall not exceed those of the other directors and/or officers in the group.

10.	Reimbursement to the Company of Sums Granted to Officers

In the event in which the Company's audited and consolidated financial statements are amended for any year, in such manner that had the amount of the grant, which was due to the officer with respect to that same year, been calculated according to the amended data, the officer would have received a grant in a different amount, the Company shall pay the officer, or the officer shall reimburse the Company, as applicable, the difference between the amount of the grant received and that to which he would have been entitled as a result of said amendment, provided that a period of three (3) years has not passed from the date on which the grant whose reimbursement is sought was made. The manner of payment or reimbursement of such sums, as applicable, including spreading such sums into incremental payments, payment dates, linkage of such sums, etc., shall be determined by the Compensation Committee and Board of Directors of the Company.

11.	Term of the Compensation Policy

The Compensation Policy shall remain in effect for a period of three years, commencing on the date of approval of the Compensation Policy by the general meeting.

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12.	Ratio Between Cost of Terms of Service and Employment of Officers and Other Company Employees

The Compensation Committee and the Board of Directors of the Company examined the ratios between the cost of the terms of service and employment of the officers and the cost5 of salary of the rest of the employees of the Company and contractors employed by the Company,6 and in particular – the ratios to the average salary and the median salary of such employees, as of the date of the approval of this Compensation Policy, and determined that these ratios are not expected to have an impact on the employment relationships in the Company with regard, inter alia, to the manner of the Company's activities and its size as well as the responsibility borne by the various officers in the Company and the complexity of their positions.

13.	Miscellaneous

13.1.	This document does not establish any right to remuneration of any type or class whatsoever for officers to whom this Compensation Policy applies and/or to any other third party.

13.2.	It is clarified that nothing stated in this policy shall derogate from the provisions of the Companies Law and/or the Company's Articles of Association with regard to the manner in which the Company engages an officer of any kind in connection with the terms of their [sic] service and employment and the provisions of this policy likewise do not derogate from any requirement to report officers' compensation in accordance with the Securities Law, 1968 and the regulations enacted thereunder.

13.3.	The Compensation Committee and Board of Directors of the Company will determine the indices comprising the variable compensation targets in consideration of ~~upon~~ the recommendation of the Company's management.

13.4.	During the process of approval of any annual plan, with all of the various components, by the Board of Directors, there will be an annual examination of changes to the Company's targets, market conditions, the condition of the Company, etc. Accordingly, and to the extent relevant, the targets of any plan, its indices, and its compensation targets, will be re-examined yearly, and their actual implementation will be subject to change according to the decisions of the Board of Directors from time to time.

[5]	"Salary Cost" – as defined in the First Supplement A to the Companies Law.
[6]	In calculating said ratio, only employees of Itamar Medical Ltd. were included.

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13.5.	The Board of Directors is entitled, after approval of a particular annual compensation plan, to resolve that compensation will not be paid according to the plan, and is likewise entitled to order the cancellation or suspension of part or all of the plan, based on grounds as seen fit by the Board of Directors and based on considerations of the Company's welfare.

13.6.	The Board of Directors will examine from time to time the Compensation Policy and the need to adjust it if there is a substantive change to the circumstances which existed upon its establishment or for other reasons.

* * * * *

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